 Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 pertaining to the eMagin Corporation (the “Company”) 2011 Incentive Stock Plan and Amended and Restated 2003 Employee Stock Option Plan of our reports dated October 6, 2011 on our audits of the consolidated financial statements and schedule of eMagin Corporation included in the Company’s Annual Report on Form 10-K/A for the year ended December 31, 2010 and included in the Company’s Annual Report on Form 10-K/A for the year ended December 31, 2009, which contain an explanatory paragraph regarding a restatement to classify warrants as liabilities and to reflect the change in fair value of these warrants in the statement of operations. In addition, we consent to the reference to our firm under the heading “Experts” in the registration statement.

/s/ EisnerAmper LLP
New York, New York

January 27, 2012